20 February 2002
Number 12/02

BHP Billiton to Invest in Gulf of Mexico Transportation System
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BHP Billiton today announced that it would take equity ownership in two limited liability companies that will transport hydrocarbons from the Group's recently sanctioned Mad Dog oil and gas development and its Atlantis discovery, both in the ultra-deepwater Gulf of Mexico.

The pipelines are part of a new system being built in the southern Green Canyon area that will also transport hydrocarbons from the BP-operated Holstein development, and potentially other fields in the area.

BHP Billiton will acquire a 25 per cent interest in the new Caesar oil pipeline (28-inch diameter) and a 22 per cent interest in the Cleopatra gas pipeline (20-inch diameter). Capital costs for the development are expected to be about US$100 million (BHP Billiton share). The Caesar pipeline will have a design capacity of at least 450,000 barrels of oil per day
(bopd), and Cleopatra will have a capacity of 500 million standard cubic feet of gas per day (mmscfd).

The pipelines will be about 120 miles long, including laterals, and are the first of their size to be laid in water depths greater than 5,000 feet in the Gulf of Mexico. Both will be installed on a parallel timeframe with the Mad Dog and Holstein field developments and commissioning is expected in 2004.

President and CEO BHP Billiton Petroleum Philip Aiken said: "This investment provides BHP Billiton with equity participation in a strategically and commercially important infrastructure project that will serve the southern Green Canyon area where significant discoveries have been made by BHP Billiton, BP, Shell and Unocal, as well as other third parties."

The equity ownership enables BHP Billiton to secure transportation arrangements for Mad Dog, Atlantis and future proximal discoveries. In addition, the arrangements provide BHP Billiton with the opportunity to capture additional value from the transportation of third-party volumes resulting from industry exploration and development activity in the area.

As part of the agreement BHP Billiton will utilise the infrastructure to transport its 23.9 per cent equity share of the hydrocarbons from the Mad Dog development (gross reserves 200-450 million barrels of oil equivalent, mmboe) and its 44 per cent equity share of the hydrocarbons from the Atlantis discovery (gross reserves 400-800 mmboe), which is scheduled for approval later this year.

These quantities, together with the BP operated Holstein field, constitute the underpinning volumes for the development.

The system will link to Ship Shoal Block 332, which connects to the existing Manta Ray gas gathering system and the Cameron Highway oil pipeline system
- a new offshore pipeline recently announced by El Paso Energy Partners.
From there, oil and gas will be transported to markets in Texas and Louisiana.

The participants in the Caesar and Cleopatra pipeline system are BHP Billiton, BP (operator), Shell, Equilon Pipeline Company, and Unocal. BP will be the construction manager and operator of these systems through its wholly-owned subsidiary Mardi Gras Transportation System, Inc.


Further information can be found on our Internet site:
http://www.bhpbilliton.com


Australia
Andrew Nairn, Investor Relations
Tel:    +61 3 9609 3952
Mobile: +61 408 313 259
mailto:Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

United Kingdom/South Africa
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel:    +44 20 7747 3977
Mobile: +44 7881 518 715
mailto:Ariane.Gentil@bhpbilliton.com


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